Filed Pursuant to Rule 424(b)(7)
Registration No. 333-144339

Prospectus Supplement No. 1 to
Prospectus dated July 3, 2007
$375,000,000

RF Micro Devices, Inc.
0.75% Convertible Subordinated Notes due 2012
1.00% Convertible Subordinated Notes due 2014
and Common Stock Issuable Upon Conversion of the Notes

            This prospectus supplement relates to the resale by certain selling security holders of our 0.75% Convertible Subordinated Notes due 2012 (the "2012 notes") and our 1.00% Convertible Subordinated Notes due 2014 (the "2014 notes" and, together with the 2012 notes, the "notes") and the shares of our common stock issuable upon conversion of the notes.

            You should read this prospectus supplement together with the prospectus dated July 3, 2007 (the "prospectus").  This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes or supplements certain information contained in the prospectus.

            We will not sell any securities under the prospectus or this prospectus supplement or receive any of the proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes.

            Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the "Risk Factors" section beginning on page 6 of the prospectus.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

_____________

The date of this prospectus supplement is July 20, 2007

The section of the prospectus entitled "Selling Security Holders" is amended and restated in its entirety to read as follows:

SELLING SECURITY HOLDERS

            We originally issued the notes in a private placement in April 2007.  The initial purchaser resold the notes in transactions exempt from registration pursuant to Rule 144A under the Securities Act.  Those purchasers may have made subsequent transfers of the notes to purchasers that are qualified institutional buyers pursuant to Rule 144A.  We have no knowledge whether the selling security holders listed below received the notes on the initial distribution or through subsequent transfers after the close of the initial private placement.  The selling security holders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issuable upon conversion of the notes.

            The following table sets forth information with respect to the selling security holders and the principal amount of notes and common stock issuable upon conversion of the notes beneficially owned by each selling security holder that may be offered from time to time pursuant to this prospectus.  We have prepared the table based on information provided by or on behalf of the selling security holders on or prior to July 19, 2007 and we have not sought to verify such information.  This table only reflects information regarding selling security holders who have provided us with such information.  We will supplement this prospectus to include additional selling security holders on request and on provision of all required information to us.  This information may change over time.  In particular, the selling security holders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided information regarding their holdings to us.

            The selling security holders may from time to time offer and sell any or all of the notes and the common stock issuable upon conversion of the notes under this prospectus.  Because the selling security holders are not obligated to sell the notes or any shares of common stock issued upon conversion of the notes, we have assumed for purposes of the table below that the selling holders will sell all of the notes and all of the shares of common stock issuable upon conversion of the notes offered by this prospectus pursuant to this prospectus.

            The percentage of notes outstanding beneficially owned by each selling security holder is based on $200,000,000 aggregate principal amount of 2012 notes outstanding and $175,000,000 aggregate principal amount of 2014 notes outstanding.  The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling security holder at a conversion rate of 96.5 shares of common stock per $1,000 principal amount of notes, which is the aggregate share cap set forth in the indentures to which the notes are subject.

To our knowledge, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

	2012 Notes			2014 Notes		Common Stock
Name of Selling Security Holder	Principal Amount of Notes due 2012 Beneficially Owned that May be Sold	Percentage of Notes due 2012 Outstand -ing		Principal Amount of Notes due 2014 Benefi- cially Owned that May be Sold	Percentage of Notes due 2014 Outstand- ing	Total Number of Shares of Common Stock Benefi- cially Owned Prior to Offering (1)	Maxi- mum Number of Shares of Common Stock That May be Sold Pursuant to this Prospec- tus (1)	Number of Shares Benefi- cially Owned After Comple- tion of this Offering (2)
Advent Convertible Arbitrage Master	$1,688,000	*	$	$ 733,000	*	233,626	233,626	0
Alcon Laboratories	$269,000	*				25,958	25,958	0
Altma Fund SICAV PLC (in respect of Trinity Sub-Fund)	$385,000	*		$338,000	*	69,769	69,769	0
AM International E-MAC 63 Ltd.	$980,000	*		$1,575,000	*	246,557	246,557	0
AM Master Fund I, L.P.	$1,225,000	*		$1,968,000	1.12%	308,124	308,124	0
Arlington County Employees Retirement System	$386,000	*				37,249	37,249	0
Basso Fund Ltd. (5)	$50,000	*		$50,000	*	9,650	9,650	0
Basso Holdings Ltd. (5)	$750,000	*		$750,000	*	144,750	144,750	0
Basso Multi- Strategy Holding Fund Ltd. (5)	$200,000	*		$200,000	*	38,600	38,600	0
BMO Nesbitt Burns Inc. # (6)	$3,000,000	1.50%				289,500	289,500	0
British Virgin Islands Social Security Board	$89,000	*				8,588	8,588	0
CALAMOS Market Neutral Income Fund - CALAMOS Investment Trust (7)	$10,000,000	5.00%				965,000	965,000	0

	2012 Notes		2014 Notes		Common Stock
Name of Selling Security Holder	Principal Amount of Notes due 2012 Beneficially Owned that May be Sold	Percentage of Notes due 2012 Outstand -ing	Principal Amount of Notes due 2014 Benefi- cially Owned that May be Sold	Percentage of Notes due 2014 Outstand- ing	Total Number of Shares of Common Stock Benefi- cially Owned Prior to Offering (1)	Maxi- mum Number of Shares of Common Stock That May be Sold Pursuant to this Prospec- tus (1)	Number of Shares Benefi- cially Owned After Comple- tion of this Offering (2)
Citadel Equity Fund, Ltd. + (8)	$14,000,000	7.00%			1,351,000	1,351,000	0
Citigroup Global Markets Inc. #			$2,500,000	1.43%	241,250	241,250	0
City University of New York	$77,000	*			7,430	7,430	0
CNH CA Master Account, L.P. (9)	$2,500,000	1.25%	$3,000,000	1.71%	530,750	530,750	0
CQS Convertible and Quantitative Strategies Master Fund (10)	$1,500,000	*	$1,500,000	*	289,500	289,500	0
Credit Suisse Securities (USA) LLC#			$14,000,000	8.00%	1,351,000	1,351,000	0
DBAG London +	$6,241,000	3.12%	$19,480,000	11.13%	2,482,076	2,482,076	0
D.E. Shaw Valence Portfolios, L.L.C. + (11)			$15,000,000	8.57%	1,447,500	1,447,500	0
Deutsche Bank Securities Inc. #			$2,250,000	1.29%	217,125	217,125	0
Froley Revy Alternative Strategies	$400,000	*			38,600	38,600	0
GLG Market Neutral Fund (12)	$9,000,000	4.50%	$10,000,000	5.71%	1,833,500	1,833,500	0
Goldman, Sachs & Co. # (13)			$13,750,000	7.86%	1,586,486	1,326,875	259,611
Grace Convertible Arbitrage Fund, Ltd. (14)	$3,500,000	1.75%			337,750	337,750	0
Grady Hospital	$74,000	*			7,141	7,141	0

	2012 Notes		2014 Notes		Common Stock
Name of Selling Security Holder	Principal Amount of Notes due 2012 Beneficially Owned that May be Sold	Percentage of Notes due 2012 Outstand -ing	Principal Amount of Notes due 2014 Benefi- cially Owned that May be Sold	Percentage of Notes due 2014 Outstand- ing	Total Number of Shares of Common Stock Benefi- cially Owned Prior to Offering (1)	Maxi- mum Number of Shares of Common Stock That May be Sold Pursuant to this Prospec- tus (1)	Number of Shares Benefi- cially Owned After Comple- tion of this Offering (2)
HFR CA Opportunity Master Trust	$38,000	*	$24,000	*	5,983	5,983	0
Highbridge Convertible Arbitrage Master Fund LP (15)	$1,575,000	*	$4,900,000	2.80%	624,837	624,837	0
Highbridge International LLC (15)	$12,925,000	6.46%	$16,100,000	9.20%	2,800,912	2,800,912	0
Independence Blue Cross	$405,000	*			39,082	39,082	0
JMG Capital Partners, LP (16)			$2,000,000	1.14%	193,000	193,000	0
JMG Triton Offshore Fund, Ltd. (17)			$1,100,000	*	106,150	106,150	0
KBC Convertibles MAC 28 Limited + (18)	$2,050,000	1.03%	$2,575,000	1.47%	446,312	446,312	0
KBC Diversified Fund, a segregated portfolio of KBC AIM Master Fund, SPC + (18)	$3,925,000	1.96%	$5,275,000	3.01%	887,800	887,800	0
KBC Financial Products USA Inc. # (19)			$5,750,000	3.29%	554,875	554,875	0
Linden Capital LP (20)			$7,250,000	4.14%	699,625	699,625	0
Lyxor/AM Investment Fund Ltd.	$210,000	*	$338,000	*	52,882	52,882	0
Lyxor Master Trust Fund	$54,000	*	$23,000	*	7,430	7,430	0

	2012 Notes		2014 Notes		Common Stock
Name of Selling Security Holder	Principal Amount of Notes due 2012 Beneficially Owned that May be Sold	Percentage of Notes due 2012 Outstand -ing	Principal Amount of Notes due 2014 Benefi- cially Owned that May be Sold	Percentage of Notes due 2014 Outstand- ing	Total Number of Shares of Common Stock Benefi- cially Owned Prior to Offering (1)	Maxi- mum Number of Shares of Common Stock That May be Sold Pursuant to this Prospec- tus (1)	Number of Shares Benefi- cially Owned After Comple- tion of this Offering (2)
Magnetar Capital Master Fund, Ltd. (21)			$4,500,000	2.57%	434,250	434,250	0
National Bank of Canada - Tenor + (22)	$100,000	*			9,650	9,650	0
Occidental Petroleum	$178,000	*			17,177	17,177	0
Old Lane Cayman Master Fund LP (23)	$1,489,000	*	$1,788,000	1.02%	316,230	316,230	0
Old Lane HMA Master Fund LP (23)	$423,000	*	$507,000	*	89,745	89,745	0
Old Lane U.S. Master Fund LP (23)	$588,000	*	$705,000	*	124,774	124,774	0
Partners Group Alternative Strategies PLC Limited, Red Delta Cell C/O Quattro Fund (24)	$135,000	*			13,027	13,027	0
Platinum Grove Contingent Capital Master Fund Ltd.			$8,000,000	4.57%	772,000	772,000	0
Police & Fire Retirement System of the City of Detroit	$299,000	*			28,853	28,853	0
Polygon Global Opportunities Master Fund (25)	$2,500,000	1.25%	$3,000,000	1.71%	530,750	530,750	0
Pro Mutual	$488,000	*			47,092	47,092	0

	2012 Notes		2014 Notes		Common Stock
Name of Selling Security Holder	Principal Amount of Notes due 2012 Beneficially Owned that May be Sold	Percentage of Notes due 2012 Outstand -ing	Principal Amount of Notes due 2014 Benefi- cially Owned that May be Sold	Percentage of Notes due 2014 Outstand- ing	Total Number of Shares of Common Stock Benefi- cially Owned Prior to Offering (1)	Maxi- mum Number of Shares of Common Stock That May be Sold Pursuant to this Prospec- tus (1)	Number of Shares Benefi- cially Owned After Comple- tion of this Offering (2)
Putnam Convertible Income-Growth Trust +			$4,500,000	2.57%	434,250	434,250	0
Quattro Fund Ltd. (26)	$1,245,000	*			120,142	120,142	0
Quattro Multistrategy Master Fund LP (26)	$120,000	*			11,580	11,580	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio (27)	$8,000,000	4.00%	$4,000,000	2.29%	1,158,000	1,158,000	0
RBC Capital Markets #	$4,000,000	2.00%			386,000	386,000	0
Rhythm Fund, Ltd. + (18)	$1,775,000	*	$2,150,000	1.23%	378,762	378,762	0
S.A.C. Arbitrage Fund, LLC (28)	$5,500,000	2.75%	$7,000,000	4.00%	1,206,250	1,206,250	0
San Francisco City & County	$763,000	*			73,629	73,629	0
SGAM AI Boreal	$200,000	*	$500,000	*	67,550	67,550	0
Steelhead Pathfinder Master LP (29)	$500,000	*			48,250	48,250	0
Sterling Invest Co.	$1,100,000	*			106,150	106,150	0
Tenor Opportunity Master Fund, Ltd. (22)	$900,000	*			86,850	86,850	0
The Global Convertible Opportunities Fund Limited (30)	$3,000,000	1.50%			289,500	289,500	0

	2012 Notes		2014 Notes		Common Stock
Name of Selling Security Holder	Principal Amount of Notes due 2012 Beneficially Owned that May be Sold	Percentage of Notes due 2012 Outstand -ing	Principal Amount of Notes due 2014 Benefi- cially Owned that May be Sold	Percentage of Notes due 2014 Outstand- ing	Total Number of Shares of Common Stock Benefi- cially Owned Prior to Offering (1)	Maxi- mum Number of Shares of Common Stock That May be Sold Pursuant to this Prospec- tus (1)	Number of Shares Benefi- cially Owned After Comple- tion of this Offering (2)
Thomas Weisel Partners, LLC	$4,000,000	2.00%	$1,000,000	*	482,500	482,500	0
Trustmark Insurance Corp.	$192,000	*			18,528	18,528	0
Vicis Capital Master Fund (31)	$9,000,000	4.50%	$9,000,000	5.14%	1,737,000	1,737,000	0
Wachovia Securities International LTD #	$7,000,000	3.50%			675,500	675,500	0
Waterstone Market Neutral MAC 51 Fund, Ltd.	$3,017,000	1.51%			424,740	291,140	133,600
Waterstone Market Neutral Master Fund, Ltd.	$5,483,000	2.74%			772,009	529,109	242,900
Wells Fargo & Company	$12,500,000	6.25%	$500,000	*	1,254,500	1,254,500	0

*         Less than 1%

#         This selling security holder is a broker-dealer.

+         This selling security holder is an affiliate of a broker-dealer.

(1)       Assumes conversion of all of the holder's notes at a conversion rate of 96.5 shares per $1,000 principal amount of either of the notes and a cash payment in lieu of any fractional interest.  The initial conversion rate is 124.2969 shares per $1,000 principal amount of the notes.  However, the indentures to which the notes are subject impose an aggregate share cap of 96.5 shares per $1,000 principal amount of the notes.   The conversion price will be subject to further adjustment as described above under "Description of the Notes -Conversion of Notes."  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)       For purposes of computing the number of shares of common stock to be held by the selling security holders after the completion of the offering, we have assumed for purposes of the table above that the selling security holders named above will sell all of their notes and all of the common stock issuable upon conversion of their notes offered by this prospectus, and that any other shares of our common stock benefically owned by these selling security holders will continue to be beneficially owned.

(3)       We are unable to provide the names of certain holders of notes and/or our shares of common stock issuable upon conversion of the notes at this time because they have not provided us with information and/or their notes are evidenced by a global note that has been deposited with DTC and registered in the name of Cede & Co., as DTC's nominee.  Information about other selling security holders will be set forth in additional prospectus supplements, if and when required by applicable law.

(4)       Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(5)        The selling security holder has indicated that Basso Capital Management, L.P., or Basso, is the investment manager to the selling security holder.  Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso.  Mr. Fischer has ultimate responsibility for trading with respect to the selling security holder.

(6)        The selling security holder has indicated that Stephen Church exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(7)       The selling security holder has indicated that Nick Calamos, Chief Investment Officer of Calamos Advisors LLC, exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(8)        The selling security holder has indicated that Citadel Limited Partnership is the trading manager of the selling security holder and consequently has investment discretion over securities held by the selling security holder.  Citadel Limited Partnership is controlled by Citadel Investment Group, L.L.C. which is controlled by Kenneth C. Griffin.  Kenneth C. Griffin has ultimate discretion over the securities held by the selling security holder.  Citadel Limited Partnership, Citadel Investment Group, L.L.C. and Mr. Griffin each disclaim beneficial ownership of the securities held by the selling security holder.

(9)        The selling security holder has indicated that CNH Partners, LLC is investment advisor of the selling security holder and has sole voting and dispositive power over the notes and the shares of common stock issuable upon conversion of the notes.  Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(10)      The selling security holder has indicated that Alan Smith, Blair Gauld, Dennis Hunter, Karla Bolden and Jim Rogers are directors of the selling security holder.

(11)      The selling security holder has indicated that D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling security holder.  Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees exercise voting and investment control over the notes on behalf of D.E. Shaw & Co. L.P.

(12)      The selling security holder has indicated that it is a publicly owned company listed on the Irish Stock Exchange.  GLG Partners LP, an English limited partnership, acts as investment manager of the selling security holder and has voting and dispositive power over the securities held by the selling security holder.  The general partner of GLG Partners LP is GLG Partners Limited, an English limited company.  The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity.  The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power of the securities held by the selling security holder.  GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the selling security holder, except for their pecuniary interest therein.

(13)      The selling security holder has indicated that The Goldman Sachs Group, Inc. is the parent of Goldman Sachs & Co.  Goldman, Sachs & Co. is not an affiliate of RF Micro Devices, Inc.  (The term "affiliate" as used here means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, RF Micro Devices, Inc.)  Goldman Sachs & Co. makes no other representation about any of its officers, directors or principal equity holders (5% or more) as to whether any of such persons holds or have held positions or offices in, or has or has had any material relationship with, RF Micro Devices, Inc., its predecessors or affiliates.  Please see publicly filed reports for Goldman Sachs Group, Inc. available at www.sec.gov for a list of its directors and its executive officers.

(14)      The selling security holder has indicated that Michael Brailov exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(15)      The selling security holder has indicated that Highbridge Capital Management, LLC is the trading manager of the selling security holder and has voting control and investment discretion over the securities held by the selling security holder.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by the selling security holder.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by the selling security holder.

(16)      The selling security holder has indicated that it is a California limited partnership.  Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser that has voting and dispositive power over the selling security holder's investments, including the notes and the shares of common stock issuable upon conversion of the notes.  The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc. a California corporation and Asset Alliance Holding Corp., a Delaware corporation.  Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over the selling security holder's portfolio holdings.

(17)      The selling security holder has indicated that it is an international business company organized under the laws of the British Virgin Islands.  The investment manager of the selling security holder is Pacific Assets Management LLC, a Delaware limited liability company that has voting and dispositive power over the selling security holder's investments, including the notes and the shares of common stock issuable upon conversion of the notes.  The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc., a California corporation and Asset Alliance Holding Corp., a Delaware corporation.  The equity interests of Pacific Capital Management, Inc. are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David.  Messrs. Glaser and Richter have sole investment discretion over the selling security holder's portfolio holdings.

(18)      The selling security holder has indicated that Carlo Georg exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(19)      The selling security holder has indicated that the securities are under the total control of the selling security holder.  The selling security holder is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(20)      The selling security holder has indicated that Siu Min Wong exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(21)      The selling security holder has indicated that Magnetar Financial LLC is the investment advisor of the selling security holder and consequently  has voting control and investment discretion over securities held by the selling security holder.  Magnetar Financial LLC disclaims beneficial ownership of the shares held by the selling security holder.  Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC.  As a result, Mr. Litowitz may be considered the beneficial owner of any securities deemed to be beneficially owned by Magnetar Financial LLC.  Mr. Litowitz disclaims beneficial ownership of these securities.

(22)      The selling security holder has indicated that Robin Shah exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(23)      The selling security holder has indicated that Jonathan Barton exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(24)      The selling security holder has indicated that Mark Rowe, Felix Haldner, Michael Fitchet and Denis O'Malley exercise voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(25)      The selling security holder has indicated that Polygon Investment Partner LLP, Polygon Investment Partners LP, Polygon Investments Ltd., Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power of the securities held by the selling security holder, and each disclaims beneficial ownership of such securities.

(26)      The selling security holder has indicated that Andrew Kaplan, Brian Swain and Louis Napoli exercise voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(27)      The selling security holder has indicated that pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Segregated Portfolio.  RGC Management Company, LLC ("Management") is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(28)      The selling security holder has indicated that pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company, and S.A.C. Capital Management, LLC, a Delaware limited liability company, share all investment and voting power with respect to the securities held by the selling security holder.  Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management.  Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities held by the selling security holder.

(29)     The selling security holder has indicated that J. Michael Johnston and Brian K. Klein exercise voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(30)     The selling security holder has indicated that Simon Dale exercises voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

(31)     The selling security holder has indicated that Shad Stastney, John Succo and Sky Lucas exercise voting power and investment control with respect to the notes and the common stock issuable upon conversion of the notes.

            Information about other selling security holders, except for any future transferees, pledgees, donees and successors of the selling security holders named in the table above, will be set forth, if required, in additional supplements to the prospectus or in one or more reports filed with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

The date of this prospectus supplement is July 20, 2007